October 31, 2013

Ms. Nora Everett, President
Principal Variable Contracts Fund, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett:

Principal Management Corporation intends to purchase the following shares (the “Shares”) of Common Stock of Principal Variable Contracts Funds, Inc.:

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Diversified Growth Managed Volatility Account – Class 2	$10,000	1,000
Diversified Balanced Managed Volatility Account – Class 2	$10,000	1,000

Each share has a par value of $0.01 per share and a price of $10 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY __/s/ Michael D. Roughton____________________
Michael D. Roughton
Senior Vice President and Counsel